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                                                                  EXHIBIT 99.03

                             CAPMAC HOLDINGS INC.

                               885 THIRD AVENUE
                           NEW YORK, NEW YORK 10022

                                                         December 29, 1997

Dear Stockholder:

  We are pleased to invite you to attend a Special Meeting of the Stockholders of CapMAC Holdings Inc., which will be held at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York, at 10:00 a.m., local time, on February 3, 1998.

  At the Special Meeting, CapMAC stockholders will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of November 13, 1997, among MBIA Inc. ("MBIA"), CMA Acquisition Corporation, a wholly owned subsidiary of MBIA and CapMAC (the "Merger Agreement"). Pursuant to the Merger Agreement, CapMAC will be acquired by MBIA in a merger, and CapMAC will become a wholly owned subsidiary of MBIA (the "Merger"). In the Merger, each issued and outstanding share of CapMAC common stock, par value $.01 per share, will be converted into the right to receive that number of shares of MBIA common stock, par value $1.00 per share, at an exchange ratio obtained by dividing $35 by the average of the closing sales prices of MBIA common stock as reported on the New York Stock Exchange Composite Transactions Tape on each of the fifteen consecutive trading days immediately preceding the third trading day prior to the effective time of the Merger (the "MBIA Common Stock Price"), rounded to the nearest 1/10,000th, provided that such exchange ratio will be .6604 if the MBIA Common Stock Price is less than $53.00 and .5 if the MBIA Common Stock Price is more than $70.00. CapMAC stockholders will receive cash in lieu of any fractional shares which would otherwise be issued in the Merger.

  Your Board of Directors has carefully reviewed and considered the terms and conditions of the Merger and has received the opinion of Salomon Brothers Inc, CapMAC's financial advisor, that, as of December 29, 1997 and based on and subject to certain matters stated therein, the consideration to be received by CapMAC stockholders in the proposed Merger was fair, from a financial point of view, to such holders. A copy of that opinion is attached as Annex B to the accompanying Proxy Statement/Prospectus. THE BOARD OF DIRECTORS OF CAPMAC HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF CAPMAC STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  You should read carefully the accompanying Notice of Special Meeting of Stockholders and the Proxy Statement/Prospectus for details of the Merger and additional related information.

  We hope that you will be able to attend the Special Meeting, but if you cannot do so, it is important that your shares be represented. ACCORDINGLY, WE URGE YOU TO MARK, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. If you attend the Special Meeting, you may vote in person if you wish, even though you previously have returned your proxy card.

  Thank you and I look forward to seeing you at the Special Meeting.

                                          Very truly yours,

                                          /s/ John B. Caouette
                                          --------------------
                                          John B. Caouette
                                          Chairman of the Board,
                                          President and Chief Executive
                                          Officer